

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 27, 2013

Via E-mail
Mr. Li Feilie
Chairman and Chief Executive Officer
Feishang Anthracite Resources Limited
54th Floor, International Chamber of Commerce Tower
168 Fuhua 3rd Road
Futian CBD, Shenzhen
Guangdong, China 518048

> **Re:** **Feishang Anthracite Resources Limited**
> **Amendment No. 5 to Draft Registration Statement on Form 20-F**
> **Submitted on December 24, 2013**
> **CIK No. 0001584205**

Dear Mr. Feilie:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

About this Information Statement, page IS-1

1.   Please remove any references to a report on the compilation of pro forma financial information in your amended filing.

Appendix VII, page VII-1

A. Unaudited Pro Forma Adjusted Consolidated Net Tangible Assets, page VII-1

2. We note your disclosures indicating that your unaudited pro forma adjusted consolidated net tangible assets as of June 30, 2013 have been prepared as if the listing had occurred on January 1, 2013. As you are presenting pro forma net tangible assets, a balance sheet figure, your pro forma adjustments should be based on the assumption that the transaction was consummated at the end of the most recent period for which a balance sheet is required, or June 30, 2013, to comply with Rule 11-02(b)(6) of Regulation S-X. Please revise your pro forma adjustments and related disclosures accordingly.

B. Unaudited Pro Forma Adjusted Losses Per Share, page VII-3

3. Please revise to present unaudited pro forma adjusted losses per share for the most recent interim and annual financial statement period presented as if the transaction was consummated as of January 1, 2012. Refer to Rule 11-02(c) of Regulation S-X.

4. We note that you adjust your pro forma loss per share for estimated expenses related to the listing that are expected to be incurred subsequent to June 30, 2013. Please tell us how this adjustment complies with Rule 11-02(b)(5) of Regulation S-X or revise to eliminate this adjustment from your pro forma adjusted losses per share.

General

 If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division's October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

 Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

You may contact Brian McAllister at (202) 551-3341 or Craig Arakawa at (202) 551-3650 if you have questions regarding comments on the financial statements and related matters. Please contact Corey Jennings, at (202) 551-3258, if you have questions regarding international comments. Please contact John Coleman, Mining Engineer, at (202) 551-3610, if you have questions regarding engineering comments. Please contact Erin Wilson at (202) 551-6047 or Brigitte Lippmann at (202) 551-3713 with any other questions.

Sincerely,

/s/ Brigitte Lippmann (for)

John Reynolds
Assistant Director